

Mail Stop 3233

March 8, 2016

Via E-mail
William J. Dunaway
Chief Financial Officer
INTL FCStone Inc.
1251 NW Briarcliff Parkway, Suite 800
Kansas, Missouri 64116

    Re: **INTL FCStone Inc.**
              Form 10-K for the year ended September 30, 2015
              Filed December 9, 2015
              File No. 001-36045

Dear Mr. Dunaway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   We note that trading gains, net increased approximately $84 million compared to prior year and that $34 million of the increase relates to the Commercial Hedging and Clearing and Execution Services segments. Please describe to us the additional components in this line item and the reasons for the fluctuations in the line item.

Financial Statements

Consolidated Income Statements, page 57

2.   Please tell us how you determined that the subtotal titles operating revenues and net operating revenues are an accurate description of the amounts presented. Cite all relevant accounting literature within your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities